Exhibit 99.1

AirNet Completes Private Placement of US$5.7 million

BEIJING, April 18, 2024 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced that it completed a private placement of 3,372,788 ordinary shares of the Company with par value of US$0.04 per share (each a “Share”) for an aggregate subscription amount of US$5.7 million with certain investors.

The Shares have not been registered under the Securities Act of 1933, as amended, or under the securities laws of any state. Accordingly, the Shares may not be transferred, sold or offered for sale in the absence of an effective registration statement, or an exemption or qualification under applicable securities laws.

Contact

Linda Wang

Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com